Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL announces its interim dividend for the second quarter 2014

On July 30, 2014, TOTAL S.A. (including its subsidiaries and affiliates, “TOTAL” or the “Group”) announced that its Board of Directors had approved a second quarter 2014 interim dividend of €0.61 per share. This interim dividend, increased by 3.4% compared to the second quarter 2013, is payable in euros according to the following timetable:

Ex-dividend date: December 15, 2014

Record date: December 16, 2014

Payment date: December 17, 2014

American Depositary Receipts (“ADRs”) will receive the second quarter 2014 interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

Ex-dividend date: December 10, 2014

Record date: December 12, 2014

Payment date: January 7, 2015

Registered ADR holders may also contact The Bank of New York Mellon for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

South Africa: TOTAL sells its coal mining assets to Exxaro

On July 28, 2014, TOTAL announced that it had signed an agreement with Exxaro Resources Ltd for the sale of its 100% stake in Total Coal South Africa (TCSA), its coal-producing affiliate in South Africa. The consideration for the transaction is $472 million, with completion of the sale subject to approval by the relevant South African authorities.

This sale is part of the Group’s 2012-14 asset sale program and is in line with TOTAL’s objectives to focus on its core activities and to actively manage its portfolio.

TCSA operates three coal production complexes in the Witbank/Highveld Coalfields and has a majority interest in a significant prospecting project located in the same area. It is also a shareholder of the Richards Bay Coal Terminal to which these mines are connected through a railway line. In 2013, TCSA’s sales of high quality thermal coal were 4.5 million tons, of which 95% was exported to international markets, making TCSA the 5th largest coal exporter in South Africa.

Russia

On July 16, 2014, the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) adopted new economic sanctions involving various Russian entities in the financial and energy sectors, including Novatek (a Russian company listed on the Moscow Interbank Currency Exchange and the London Stock Exchange) and entities in which Novatek owns an interest of 50% or more.

TOTAL is closely monitoring the situation, including sanctions imposed on Novatek. In addition, the Group is continuing to study the possible impacts of U.S., EU and other sanctions on its activities in Russia, in particular on the Yamal LNG project.

As of June 30, 2014, the Group held through its subsidiary TOTAL E&P Arctic Russia, an 18.0% interest in the share capital of Novatek. Novatek holds a 60% interest in Yamal LNG alongside TOTAL (20%) and CNPC (20%). Novatek also holds a 51% stake in ZOA Terneftegas, which holds the development and production license in the Termokarstovoye field, alongside TOTAL (49%).

CCP Composites and Polynt Group to combine to form the global no. 3 in composite resins

On July 7, 2014, TOTAL announced that CCP Composites, a TOTAL company specialized in composite resins, and Polynt Group, a provider of intermediate polymers and composites, are planning to combine to create an integrated composite resins producer that will rank number one in Europe and number three globally.

Reflecting its commitment to this alliance, Polynt Group has made a firm offer for CCP Composites. In light of the quality of the offer, it will be presented to the employee representatives concerned, as part of the required information and consultation procedures.

Polynt Group, a leading international provider of chemical solutions, is deploying an ambitious growth strategy that is based on strengthening its positions in Europe and worldwide, through developing activities that are a strategic fit with its own.

Polynt Group’s offer for CCP Composites includes clear undertakings to continue operations sustainably and safeguard existing jobs and employee benefits.

The proposed transaction is subject to approval by the relevant antitrust authorities.

UK: TOTAL launches Edradour development and acquires a 60% interest in Glenlivet

On July 3, 2014, TOTAL announced,  that it had decided, together with its partner DONG, to launch the development of the Edradour gas field in the West of Shetland area, and that it had acquired a 60% interest in the neighboring Glenlivet discovery. The tie backs of Edradour and Glenlivet to Laggan-Tormore are expected to add substantial reserves.

The launch of Edradour demonstrates TOTAL’s focus on cost discipline. The development was put on hold in 2013 due to significant cost increases following the tendering process, but subsequent negotiations with the contractors have reduced the costs to an acceptable level, allowing TOTAL to successfully launch the project.

TOTAL operates the Edradour discovery and holds a 75% interest, with its partner DONG E&P (UK) Limited holding the remaining 25% interest. Following TOTAL’s entry into Glenlivet with a 60% interest, DONG will retain a 20% interest along with Faroe Petroleum (UK) Limited and First Oil Expro Limited, each holding a 10% interest. TOTAL (80%, operator) and DONG (20%) are also partners in the Laggan-Tormore development.

The Edradour discovery is located in Block 206/4a, in approximately 300 meters of water, 75 kilometers northwest of the Shetlands. The development plan consists of the conversion of the discovery well into a production well and a 16 kilometer production pipeline tied back to the main Laggan-Tormore flowline. Edradour is expected to start up in the fourth quarter of 2017 and will reach a plateau of 17,000 barrels of oil equivalent per day (boe/d) with an estimated development cost of £340 million (approximately $577 million using the £/$ exchange rate on July 25, 2014 of £1 = $1.6972 as released by the Board of Governors of the Federal Reserve System on July 28, 2014).

The Glenlivet discovery is located in Block 214/30a, in approximately 435 meters of water, 90 kilometers northwest of the Shetlands. TOTAL and the Glenlivet partners are studying the possibility of developing the reservoir with two wells and a 17 kilometer production pipeline tied back to the Edradour development. A decision by the Glenlivet partners regarding the development of the field is expected shortly.

TOTAL in exclusive talks with UGI Corporation, parent company of Antargaz, to sell Totalgaz

On July 2, 2014, TOTAL announced that it had entered into exclusive negotiations with UGI Corporation(1), the parent company of Antargaz, after having received a firm offer from the U.S. company to acquire all outstanding shares of Totalgaz, the Group’s liquefied petroleum gas (LPG) distributor in France. The transaction under consideration is aligned with TOTAL’s strategy of assertively managing its asset portfolio.

UGI’s offer was presented on July 1, 2014 at a Special Meeting of the Central Works Council of the M&S UES (Unité économique et sociale) and a Special Meeting of the Central Works Council of Totalgaz.

In line with its responsible industrial relations practices, TOTAL is working closely with employee representatives from Totalgaz and Total Marketing Services to lay the groundwork for an agreement on protecting jobs and employee benefits, which are covered by the undertakings made by UGI.

The planned sale is the subject of an information and consultation procedure involving the representative organizations of the employees concerned. It will also be subject to the approval of the competent administrative and regulatory authorities.

(1)                                    Through UGI Bordeaux Holding, a wholly owned French subsidiary of UGI Corporation.